UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 12b-25
Amendment No. 1

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-51852

CUSIP NUMBER 664112109

(Check One):        ☒ Form 10-K      ☐  Form 20-Form     ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR

For Period Ended:   December 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:_______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Explanatory Note

This Amendment No. 1 to the Form 12b-25 is being filed solely to provide certain explanatory information inadvertently omitted in the previous filing in response to Part IV, Question No. 3.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Northeast Community Bancorp, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

325 Hamilton Avenue

Address of Principle Executive Office (Street and Number)

White Plains, NY 10601

City, State and Zip Code

PART IV--OTHER INFORMATION

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes          ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that it will report a net loss of $2.5 million for the year ended December 31, 2012 as compared to net income of $2.4 million for the year ended December 31, 2011. As the Company is currently completing its financial statements, no further information or reasonable estimate of the results is available at this time.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including regarding our expectations as to the filing date of our Annual Report and as to our financial results, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, completion of our financial statements and Annual Report, finalization of the audit, our ability to file the Annual Report within the extension period, the impact on our business and the risks detailed from time to time in our periodic reports filed with the SEC. We undertake no obligation to update publicly any forward-looking statement in this Form 12b-25 or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

                Northeast Community Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2013	By	/s/ Kenneth A. Martinek
Kenneth A. Martinek, Chairman & CEO

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.